November 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monster Products, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-225241

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Monster Products, Inc., a Nevada corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-225241), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed on May 25, 2018 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions or require anything further, please feel free to contact the undersigned at (415) 330-3479, or Andrea Cataneo, Esq., of Sheppard, Mullin, Richter & Hampton LLP, the Company’s outside legal counsel, at (212) 634-3085.  Please forward copies of any order consenting to the withdrawal of the Registration Statement to Ms. Cataneo via email at acataneo@sheppardmullin.com or via facsimile at (212) 655-1731.

Sincerely,

MONSTER PRODUCTS, INC.

By:	/s/ Noel Lee
Name:	Noel Lee
Title:	Chief Executive Officer